Titan Iron Ore Corp.
3040 North Campbell Ave. #110
Tucson, Arizona 85719

February 20, 2013

VIA EDGAR

US Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Washington, DC 20549
United States of America

Re:	Titan Iron Ore Corp. Registration Statement on Form S-1 (File No. 333-185099) Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Titan Iron Ore Corp. (the “Company”) hereby requests the withdrawal, effective immediately, of the Registration Statement on Form S-1, together with all exhibits thereto, (File Number 333-185099) (collectively, the “Registration Statement”), originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on November 21, 2012, as amended on January 10, 2013.

The Registration Statement is being withdrawn because the Company intends to file a new registration statement on Form S-1 to replace the Registration Statement.  The Company represents that no securities have been sold pursuant to the Registration Statement.

The Company respectfully requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future registration statement(s).

Please contact our counsel, Jun Ho Song of Clark Wilson LLP, at 604.687.5700 with any questions you may have concerning this request.

Sincerely,

Titan Iron Ore Corp.

By /s/ Andrew Brodkey
Name: Andrew Brodkey
Title: President and CEO